RMS

SE( 18005597

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SEC Mail Processing Section FEB 28 2018 Washington DC 408

# ANNUAL AUDITED REPORT FORM X-17A-5 PART III

| SEC FILE NUMBER |
|---|
| 8-66912 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Riverbank Capital Securities, Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

689 5th Avenue, 12th Floor
(No. and Street)

| New York | NY | 10022 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Scott L. Navins (212) 871-7965
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lilling & Company LLP
(Name – *if individual, state last, first, middle name*)

| 2 Seaview Boulevard | Port Washington | NY | 11050 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

BW

## OATH OR AFFIRMATION

I, David M. Tanen, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Riverbank Capital Securities, Inc., as of December 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

Chief Compliance Officer

Title

Notary Public

CHRISTIN BUTLER
NOTARY PUBLIC-STATE OF NEW YORK
No. 01BU6313388
Qualified in New York County
My Commission Expires October 20, 2018

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

**RIVERBANK CAPITAL SECURITIES, INC.**
SEC File Number: 8-66912

**FINANCIAL STATEMENTS**
**AND SUPPLEMENTARY INFORMATION**

December 31, 2017

RIVERBANK CAPITAL SECURITIES, INC.
*New York, New York*

FINANCIAL STATEMENTS

December 31, 2017

CONTENTS

# Lilling & Company LLP

Certified Public Accountants

***REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM***

To the shareholders and the Board of Directors
Riverbank Capital Securities, Inc.
New York, NY

**Opinion on the Financial Statements**

We have audited the accompanying statement of financial condition of Riverbank Capital Securities, Inc. as of December 31, 2017, the related statements of operations, changes in stockholders' equity, and cash flows, for the year then ended, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Riverbank Capital Securities, Inc.'s as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

**Basis for Opinion**

These financial statements are the responsibility of Riverbank Capital Securities, Inc.'s management. Our responsibility is to express an opinion on Riverbank Capital Securities, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Riverbank Capital Securities, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

**Supplemental Information**

The Schedule I, Computation of Net Capital Under Rule 15c-3-1of the Securities and Exchange Commission, has been subjected to audit procedures performed in conjunction with the audit of Riverbank Capital Securities, Inc.'s financial statements. The supplemental information is the responsibility of Riverbank Capital Securities, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedule I, Computation of Net Capital Under Rule 15c-3-1of the Securities and Exchange Commission, is fairly stated, in all material respects, in relation to the financial statements as a whole.

Lilling + Company

Lilling & Company LLP

We have served as Riverbank Capital Securities, Inc.'s auditor since 2015

***Port Washington, New York***
***February 26, 2018***

Two Seaview Boulevard, Port Washington, NY 11050 • (516) 829-1099 • Fax (516) 829-1065

RIVERBANK CAPITAL SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2017

| | | |
|---|---|---|
| **ASSETS** | | |
| Cash | $ | 103,791 |
| Due from related party | | 28,410 |
| Prepaid expenses | | 1,938 |
| Property and equipment, net of accumulated depreciation of $57,943 | | 3,462 |
| | $ | 137,601 |
| **LIABILITIES AND STOCKHOLDERS' EQUITY** | | |
| **Liabilities** | | |
| Accounts payable and accrued expenses | $ | 24,049 |
| Income taxes payable | | 100 |
| Total liabilities | | 24,149 |
| **Commitments and contingencies** | | |
| **Stockholders' equity** | | |
| Common stock, $.001 par value; 1,000 shares authorized, 105 issued and outstanding | | - |
| Additional paid-in capital | | 117,500 |
| Accumulated deficit | | (4,048) |
| Total stockholders' equity | | 113,452 |
| | $ | 137,601 |

See accompanying notes to financial statements.

RIVERBANK CAPITAL SECURITIES, INC.
STATEMENT OF OPERATIONS
Year ended December 31, 2017

| | |
|---|---|
| **Revenue** | $ - |
| **Expenses** | |
| Commissions paid to broker-dealers | - |
| Salaries, commissions and benefits | 11,694 |
| Professional fees | 40,054 |
| Rent and occupancy | 8,403 |
| Other expenses | 23,695 |
| | 83,846 |
| **Loss before benefit for income taxes** | (83,846) |
| Benefit for income taxes | - |
| **Net loss** | $ (83,846) |

See accompanying notes to financial statements.

RIVERBANK CAPITAL SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
Year ended December 31, 2017

| | Common Stock | | | Retained Earnings/ | |
|---|---|---|---|---|---|
| | Number of Shares | Amount | Additional Paid-in Capital | (Accumulated Deficit) | Stockholders' Equity |
| **Balance at January 1, 2017** | 105 | $ - | $ 117,500 | $ 79,798 | $ 197,298 |
| Net loss, year ended December 31, 2017 | - | - | - | (83,846) | (83,846) |
| **Balance at December 31, 2017** | 105 | $ - | $ 117,500 | $ (4,048) | $ 113,452 |

See accompanying notes to financial statements.

RIVERBANK CAPITAL SECURITIES, INC.
STATEMENT OF CASH FLOWS
Year ended December 31, 2017

| | | |
|---|---|---|
| **Cash flows from operating activities** | | |
| Net loss | $ | (83,846) |
| **Adjustments to reconcile net loss to net cash used in operating activities** | | |
| Depreciation | | 4,585 |
| **Changes in operating assets and liabilities** | | |
| Prepaid expenses | | 25 |
| Accounts payable and accrued expenses | | (1,726) |
| **Net cash used in operating activities** | | (80,962) |
| **Cash flows from financing activties** | | |
| Loans to related party | | 106,507 |
| **Net cash provided by financing activities** | | 106,507 |
| **Net increase in cash** | | 25,545 |
| **Cash, beginning of the year** | | 78,246 |
| **Cash, end of the year** | $ | 103,791 |

See accompanying notes to financial statements.

## NOTE 1 – ORGANIZATION AND BUSINESS ACTIVITIES

### The Company

Riverbank Capital Securities, Inc. (the "Company") was incorporated under the laws of the State of Delaware on October 5, 2004, is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company carries no customer funds or securities and therefore is exempt from the requirement to make computations of reserve requirements pursuant to Rule 15c3-3 of the Securities Exchange Act of 1934.

The Company is authorized to act as an agent in the private placement of securities and to provide advisory services in connection with merger and acquisition transactions. The Company provides services principally to companies that operate in the bio-technology industry. The Company operates from its shared office facility located in New York.

## NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES

### Basis of presentation

The Company's financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services including agency transactions and investment advisory.

### Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Accordingly, actual results could differ from those estimates.

### Concentration of credit risk

The Company maintains all of its cash in bank deposit accounts at one financial institution which, at times, exceed federally insured limits. The Company has not experienced any losses on these accounts and believes it is not exposed to any significant risk on cash. At December 31, 2017, cash did not exceed FDIC insured limits.

### Property and equipment

Property and equipment are stated at cost. Repairs and maintenance are charged to expense as incurred. Additions, improvements and replacements are capitalized. Depreciation of property and equipment is provided for by the straight-line method over the estimated useful lives of the related assets. Leasehold improvements are depreciated over the shorter of the term of the lease or the estimated useful lives of the assets. The Company's assets are primarily computers, telephone equipment and leasehold improvements with estimated useful lives of between three and five years.

- Continued -

**NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES** (Continued)

**Revenue recognition**

Private placement fees and expense reimbursements are recorded at the time the revenue is earned, no longer subject to negotiation or refund, and collection is reasonably assured.

The Company's placement fees are typically payable at or following the closing of a private placement. For the year ended December 31, 2017, there was no revenue.

**Commission expense**

Commission expense is recognized when the related revenue is earned and paid for providing the Company's clients with introductions to accredited investors. Commissions are paid after the Company's successful receipt, deposit, and availability of funds or warrants depending on form of revenue received. For the year ended December 31, 2017, there was no commission expense.

**Income taxes**

The Company has elected to be treated as a Subchapter S Corporation for Federal and New York State income tax purposes. As such, no provision or liability is made for Federal and State income taxes since such obligations are the responsibility of the individual stockholders. A provision is made for local New York City Corporation Tax as New York City does not recognize S Corporations as pass through entities and therefore the Company is subject to the tax. A provision is made for California based on rates for S-Corporations.

The Company accounts for New York City and California income taxes using the liability method, which requires the determination of deferred tax assets and liabilities, based on the differences between the financial statement and tax bases of assets and liabilities, using enacted tax rates in effect for the year in which differences are expected to reverse. The net deferred tax asset is adjusted by a valuation allowance, if, based on the weight of available evidence, it is more likely than not that some portion or all of the net deferred tax asset will not be realized.

The income tax returns of the Company are subject to examination by federal, state and city taxing authorities. Such examination could result in adjustments to net income or loss, which changes could affect the income tax liabilities of the individual stockholders and/or the Company. The Company's tax returns prior to 2013 are generally no longer subject to examination by taxing authorities.

The Company recognizes the effect of tax positions only when they are more likely than not to be sustained under audit.

The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the "more likely than not" test, no tax benefit is recorded.

At December 31, 2017, the Company did not have any unrecognized tax benefits or liabilities.

The Company's policy is to include interest and penalties related to unrecognized tax benefits within the Company's provision for (benefit from) income taxes. The Company recognized no amounts for interest and penalties related to unrecognized tax benefits in 2017. In addition, the Company had no amounts accrued for interest and penalties as of December 31, 2017.

- Continued -

**NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES** (Continued)

**Recently Issued Accounting Pronouncements**

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2014-09, Revenue from Contracts with Customers: Topic 606 (ASU 2014-09) to supersede nearly all existing revenue recognition guidance under U.S. GAAP. In August 2015, the FASB issued ASU 2015-14, Revenue from Contracts with Customers: Deferral of the Effective Date (ASU 2015-014), which deferred the effective date for implementation of ASU 2014-09 by one year and is now effective for annual reporting periods beginning after December 15, 2017, with early adoption permitted but not earlier than the original effective date. The Company has not yet selected a transition method and is currently evaluating the effect that the updated standard will have on the statement of financial condition and related disclosures.

**NOTE 3 – RELATED PARTY TRANSACTIONS**

The Company entered into an Expense Sharing Agreement with Two River Consulting, LLC ("Two River"), a related party in which Two River provides office space, payroll, office and administrative services to the Company. The Company reimburses the related party for its share of such expenses. For the year ended December 31, 2017, reimbursable expenses amounted to approximately $259,000. As of December 31, 2017, the Company had a receivable from a related party in the amount of $28,410. All loan amounts are due on December 31, 2020 and do not accrue interest.

As a result of these related party transactions, the financial condition and results of operations of the Company, as reported, are not necessarily indicative of the results that would have been reported had the Company operated completely independently.

The Company's ability to meet its capital requirements may be dependent upon continued financial support from Two River. Two River has both the ability and intent to contribute the additional capital needed for the entity to operate as a going concern.

**NOTE 4 – NET CAPITAL REQUIREMENTS**

As a registered broker-dealer, the Company is subject to the SEC Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, as defined, shall not exceed 1500%. As of December 31, 2017, the Company had net capital of $79,642, which exceeded its required minimum net capital of $5,000 by $74,642 and an aggregate indebtedness to net capital ratio of 26.08%.

**NOTE 5 – INCOME TAXES**

Deferred income taxes reflect the net effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's net deferred tax assets at December 31, 2017 is the net operating loss for New York City purposes of approximately $443,000 which results in a potential tax benefit of approximately $39,000.

The Company recorded a valuation allowance of approximately $39,000 at December 31, 2017, due to the uncertainty regarding the realization of such deferred tax to offset the benefits of net operating losses generated.

No provision for income tax was necessary.

- Continued -

**NOTE 6 – INDEMNIFICATIONS**

In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees and administrators, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company or its affiliates. The Company also indemnifies some customers against potential losses incurred in the event specified third-party service providers, including subcustodians and third-party brokers, improperly execute transactions. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely that it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. The Company may also provide standard indemnifications to some counterparties to protect them in the event additional taxes are owed or payments are withheld, due either to a change in or adverse application of certain tax laws. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

**NOTE 7 – COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3**

The Company claims an exemption from the provisions of Rule 15c3-3 of the Securities Exchange Act of 1934 in that the Company's activities are limited to those set forth in the conditions from exemption under paragraph (k)(2)(i) of the Rule.

**NOTE 8 – SUBSEQUENT EVENTS**

The Company has performed an evaluation of events that have occurred subsequent to December 31, 2017, and through February 26, 2018, the date of the filing of this report. There have been no material subsequent events that occurred during such period that would require disclosure in this report or would be required to be recognized in the financial statements as of December 31, 2017.

- Continued -

## SUPPLEMENTARY INFORMATION

RIVERBANK CAPITAL SECURITIES, INC.
SCHEDULE 1
COMPUTATION OF NET CAPITAL UNDER
SECURITIES AND EXCHANGE COMMISSION RULE 15c3-1
December 31, 2017

| | | |
|---|---|---|
| **NET CAPITAL** | | |
| Stockholders' equity | $ | 113,452 |
| Deductions and/or charges: | | |
| Non-allowable assets | | (33,810) |
| **Net capital** | $ | 79,642 |
| **Aggregate indebtedness** | $ | 24,149 |
| **Minimum net capital requirement (the greater of 6 2/3% of aggregate indebtedness or $5,000)** | $ | 5,000 |
| **Excess of net capital over minimum requirements** | $ | 74,642 |
| **Percentage of aggregate indebtedness to net capital** | | 26.08% |

- Continued -

# Lilling & Company LLP

Certified Public Accountants

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors
Riverbank Capital Securities, Inc.
New York, NY

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Riverbank Capital Securities, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Riverbank Capital Securities, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(i), (exemption provisions) and (2) Riverbank Capital Securities, Inc. stated that Riverbank Capital Securities, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Riverbank Capital Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Riverbank Capital Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i), of Rule 15c3-3 under the Securities Exchange Act of 1934.

Lilling + Company

***CERTIFIED PUBLIC ACCOUNTANTS***
***Port Washington, New York***
***February 26, 2018***

Two Seaview Boulevard, Port Washington, NY 11050 • (516) 829-1099 • Fax (516) 829-1065

**Riverbank Capital Securities, Inc.**

**Exemption Report**

**Riverbank Capital Securities, Inc.** (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k): **15c3-3(2)(i) "Special Account for the Exclusive Benefit of Customers" maintained.**

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception.

**Riverbank Capital Securities, Inc.**

I, David M. Tanen, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ______________________

Title: Chief Compliance Officer

Date: December 31, 2017